Filed Pursuant to Rule 424(b)(4)
Registration No. 333-282762
PROSPECTUS
2,932,113 Shares of Class A Common Stock
This prospectus relates to the resale by New Circle Principal Investments LLC (“New Circle” or the “selling stockholder”) from time to time, of 2,932,113 shares of our Class A common stock, par value $0.001 per share (the “Class A Common Stock”).
The shares of Class A Common Stock being offered by the selling stockholder have been or may be purchased pursuant to the share purchase agreement, dated October 18, 2024, that we entered into with New Circle (the “Purchase Agreement”). The shares being offered for resale by this prospectus consist of (i) Class A Common Stock which, in our sole discretion, may be issued as a commitment fee in lieu of a cash payment in accordance with the terms of the Purchase Agreement and (ii) Class A Common Stock that we may, in our sole discretion, elect to issue and sell to New Circle, from time to time after the date of this prospectus, pursuant to (and limited by the terms of) the Purchase Agreement. See “New Circle Transaction” for a description of the Purchase Agreement and “Selling Stockholder” for additional information regarding New Circle. The prices at which New Circle may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of Class A Common Stock by the selling stockholder. We have not yet sold any shares of Class A Common Stock to New Circle under the Purchase Agreement. Subject to the Exchange Cap (as defined herein), we may receive up to $20 million aggregate gross proceeds (subject to certain limitations) under the Purchase Agreement from any sales we make to New Circle pursuant to the Purchase Agreement after the date of this prospectus.
The selling stockholder may sell or otherwise dispose of the shares of Class A Common Stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the selling stockholder may sell or otherwise dispose of the shares of Class A Common Stock the offering of which is being registered pursuant to this prospectus. The selling stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.
Our registration of the resale of the securities covered by this prospectus does not mean that New Circle will offer or sell any of the Class A Common Stock. Subject to the terms of the Purchase Agreement, the selling stockholder will pay all brokerage fees and commissions and similar expenses related to the resale of the securities described herein. We will pay the expenses (except brokerage fees and commissions and similar expenses) incurred in registering the offering of the shares, including legal and accounting fees. See “Plan of Distribution.”
We are a “smaller reporting company” and an “emerging growth company” under the federal securities laws and, as such, are subject to reduced public company reporting requirements. See “Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”
Our shares of Class A Common Stock are listed on the Nasdaq Capital Market under the symbol “DRCT.” On October 16, 2024, the closing sale price of our Class A Common Stock was $2.77 per share.
Investing in our securities involves a high degree of risk. You should read “Risk Factors” beginning on page 11 of this prospectus and the reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, incorporated by reference in this prospectus, to read about factors to consider before purchasing our securities.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 4, 2024.

You should rely only on the information contained in this prospectus or any amendment or supplement to this prospectus. This prospectus is an offer to sell only the securities offered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. Neither we nor the selling stockholder have authorized anyone to provide you with information different from that contained in this prospectus or any amendment or supplement to this prospectus. Neither we nor the selling stockholder take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus or any amendment or supplement to this prospectus. The information in this prospectus or any amendment or supplement to this prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus or any amendment or supplement to this prospectus, as applicable, or any sale of the securities offered by this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.
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ABOUT THIS PROSPECTUS
We have not, and the selling stockholder has not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus or any accompanying prospectus supplement or free writing prospectus, and neither we nor the selling stockholder take any responsibility for any other information that others may give you. The selling stockholder is offering to sell these securities and seeking offers to buy these securities only in jurisdictions where offers and sales are permitted. This prospectus and any accompanying supplement to this prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than those being offered in this registered transaction.
You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus relates to the resale of our Class A Common Stock by the selling stockholder. We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Class A Common Stock by the selling stockholder, although we will receive proceeds from sales of our Class A Common Stock to New Circle that we may make pursuant to the Purchase Agreement, as described in this prospectus. Before buying any of our Class A Common Stock, you should carefully read this prospectus, any supplement to this prospectus, the information and documents incorporated herein by reference and the additional information under the heading “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.” These documents contain important information that you should consider when making your investment decision.
References to the “Company,” “Direct Digital,” “Direct Digital Holdings,” “DDH,” “we,” “us,” “our” and similar terms in this prospectus are to Direct Digital Holdings, Inc. and its consolidated subsidiaries, unless the context otherwise requires. This document includes trade names and trademarks of other companies. All such trade names and trademarks appearing in this document are the property of their respective holders.
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CERTAIN DEFINITIONS
Unless the context requires otherwise, references in this Registration Statement to:
•the “Company,” “Direct Digital,” “Direct Digital Holdings,” “DDH,” “we,” “us” and “our” refer to Direct Digital Holdings, Inc., and, unless otherwise stated, all of its subsidiaries, including Direct Digital Holdings, LLC, which we refer to as “DDH LLC,” and, unless otherwise stated, its subsidiaries.
•“Colossus Media” refers to Colossus Media, LLC, the sell-side marketing platform of our business acquired by the Company in 2018, operating under the trademarked banner of Colossus SSP™.
•“DDH LLC” refers to Direct Digital Holdings LLC, a Texas limited liability company jointly owned by the Company and DDM (as defined below).
•“DDM” refers to Direct Digital Management, LLC, a Delaware limited liability company indirectly owned by Mark Walker, our Chairman and Chief Executive Officer, and Keith Smith, our President, which entity owns LLC Units (as defined below) and which also holds noneconomic shares of Class B Common Stock of DDH. DDM may exchange or redeem its LLC Units for shares of our Class A Common Stock together with a cancellation of the same number of its shares of Class B Common Stock.
•“Huddled Masses®” refers to Huddled Masses, LLC, a buy-side advertising and marketing service provider acquired by the Company in 2018.
•“LLC Units” refers to (i) economic nonvoting units in DDH LLC held by us and DDM and (ii) noneconomic voting units in DDH LLC, 100% of which are held by us.
•“Orange 142®” refers to Orange142, LLC, a buy-side advertising and marketing service provider acquired by the Company in 2020.
•“Tax Receivable Agreement” refers to the tax receivable agreement by and among Direct Digital Holdings, DDH LLC and DDM.
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PROSPECTUS SUMMARY
This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you in making an investment decision. This summary is qualified in its entirety by the more detailed information included elsewhere in this prospectus and/or the documents incorporated by reference herein. Before making your investment decision with respect to our securities, you should carefully read this entire prospectus, including the information in our filings with the SEC incorporated by reference into this prospectus.
Company Overview
We are an end-to-end, full-service advertising and marketing platform primarily focused on providing advertising technology, data-driven campaign optimization and other solutions to help brands, agencies, middle market businesses deliver successful marketing results that drive return on investment (“ROI”) across both the sell- and buy-side of the digital advertising ecosystem. Direct Digital Holdings, Inc., incorporated as a Delaware corporation on August 23, 2021, is the holding company for DDH LLC, the business formed by our founders in 2018 through the acquisitions of Colossus Media and Huddled Masses. Colossus Media operates our proprietary sell-side programmatic platform (“SSP”) operating under the trademarked banner of Colossus SSP™, which provides advertisers of all sizes a programmatic advertising platform that automates the sale of ad inventory between advertisers and agencies leveraging proprietary technology. Our platform offers extensive reach within both general market and multicultural media partners to help Fortune 500 brands and agencies scale to reach highly sought after audiences and helps publishers find the right brands for their readers, as well as drive advertising yields across all channels: web, mobile, and connected TV (“CTV”).
Both buy-side advertising businesses, Orange 142 and Huddled Masses, provide technology-enabled advertising solutions and consulting services to clients through multiple leading demand side platforms (“DSPs”), across multiple industry verticals such as travel, education, healthcare, financial services, consumer products and other sectors with particular emphasis on small and mid-sized businesses transitioning into digital with growing digital media budgets. In February 2022, we completed our initial public offering and certain organizational transactions which resulted in our current structure.
In the digital advertising space, buyers, particularly small and mid-sized businesses, can potentially achieve significantly higher ROI on their advertising spend compared to traditional media advertising by leveraging data-driven over-the-top/connected TV (“OTT/CTV”), video and display, in-app, native and audio advertisements that are delivered both at scale and on a highly targeted basis.
Programmatic Marketplace Transaction
The Sell-Side
On the sell-side of the digital supply chain, the supply side platform, is an ad technology platform used by publishers to sell, manage and optimize the ad inventory on their websites in an automated and effective way. The SSPs help the publishers monetize the display ads, video ads, and native ads on their websites and mobile apps. The SSPs have enhanced their functionalities over the years and have included ad exchange mechanisms to efficiently manage their ad inventory. Also, SSPs allow the publishers to connect to DSPs directly instead of connecting through ad exchanges. The SSP allows publishers’ inventory to be opened up and made available to advertisers they may not be able to directly connect with. SSPs sell ad inventories in many ways — for example, directly to ad networks, via direct deals with DSPs, and most commonly via real-time bidding (“RTB”) auctions. The publisher makes its ad inventory available on an SSP and the SSP invites advertisers to bid based on the user’s data received. Each time the publisher’s web page loads, an ad request is sent to multiple ad exchanges and, in some cases, to the demand side platform directly from the SSP. In the case of RTB media buys, many DSPs place bids for the impressions being offered by the publisher during the auction. The advertiser that bids a higher amount compared to other advertisers will win the bid and, in most cases, pay the second highest price plus $0.01 and in a few cases pay the highest price for the winning impression to serve the ads.

The Sell-Side Platform: Colossus SSP
Colossus Media, which has been in operation since 2017, owns and operates our proprietary sell-side programmatic platform operating under the trademarked banner of Colossus SSP™. The Company’s platform allows the Company to sell, in real time, ad impressions from publishers to buyers and provides automated inventory management and monetization tools to publishers across various device types and digital ad formats. In 2023, our platform processed over 326 billion average monthly impressions, and served approximately 115,000 buyers. Each impression or transaction occurs in a fraction of a second. Given that most transactions take place in an auction/bidding format, we continue to make investment across the platform to further reduce the processing time. In addition to the robust infrastructure supporting our platform, it is also critical that we align with key industry partners in the digital supply chain.
Colossus SSP is agnostic to any specific DSP. To that end, Colossus SSP is integrated into several leading DSPs including but not limited to The Trade Desk, Google 360, Zeta Global, Xandr, Beeswax, Basis and Stirista. We continue to add new DSP partners especially where we believe the DSP might offer a unique advertising base seeking to target both our multicultural and general market audiences at scale. We help our advertiser buyers efficiently reach multicultural and diverse communities including African Americans, Hispanic/Latin, Asian Americans and LGBTQIA+ customers in highly targeted campaigns. This business began as a trading desk supporting advertisers’ desires to reach diverse audiences and we have evolved into the preeminent ad tech platform to support this goal. We partner with publishers that range from small to large in scale across both general and multicultural markets such as Hearst, MediaVine, Gannett, Ebony Magazine, Blavity, La Nacion and many others.
Colossus SSP partners with publishers to sell advertising inventory to our Colossus Media-curated clients and the open markets (collectively referred to as “buyers”) seeking to access the general market as well as unique multi-cultural audiences. Buyers may include small and mid-sized buyers as well as larger, Fortune 500 industry leading brands and multinational agencies, along with intermediaries that sit between Colossus SSP and the end buyers.
Our proprietary Colossus SSP was custom developed with a view towards the specific challenges facing small and mid-sized publishers with the belief that smaller publishers often offer a more engaged, highly-valued, unique following but experience technological and budgetary constraints on the path to monetization. Our business strategy on the sell-side also presents significant growth potential, as we believe we are well positioned to be able to bring underserved multicultural publishers into the advertising ecosystem, thereby increasing our value proposition across all clients including our large clients. We believe that our technology curates unique, highly optimized audiences informed by data analytics, artificial intelligence and algorithmic machine-learning technology, resulting in increased campaign performance.
The Buy-Side
On the buy-side of the digital supply chain, digital advertising is the practice of delivering promotional content to users through various online and digital channels and leveraging multiple channels, platforms such as social media, email, search engines, mobile applications and websites to display advertisements and messages to audiences. Traditional (non-digital) advertising follows the “spray and pray” approach to reach out to the public, but the ROI is mostly unpredictable. On the other hand, digital advertising is heavily data-driven and can give real-time details of advertising campaigns and outcomes across an omni channel approach. The availability of user data and rich targeting capabilities makes digital advertising an effective and important tool for businesses to connect with their audiences.
We have aligned our business strategy to capitalize on significant growth opportunities due to fundamental market shifts and industry inefficiencies in serving the small and medium sized middle market companies that are the backbone of America. Several trends, happening in parallel, continue to revolutionize the way that advertising is purchased and sold. Specifically, the rise of the internet has led to a wholesale change in the way that media is consumed and monetized, as ads can be digitally delivered on a 1-to-1 basis. In traditional methods of advertising, such as broadcast TV, ads can target a specific network, program, or geography, but not a single household or individual as digital and OTT/CTV ads can. Additionally, we expect that the continued destabilization, including any potential phase out of digital “cookies” in the future, will (i) create more opportunities for technology companies that provide next-generation CTV and digital solutions, (ii) potentially minimize performance disruption for advertisers and agencies and (iii) potentially drive more small-to-mid sized businesses to pursue digital advertising goals through buy side businesses like ours rather than on their own.
The Buy-Side Business: Huddled Masses & Orange 142
The buy-side segment is operated through Orange 142, which has been in operation since 2013, and Huddled Masses, which has been in operation since 2012. The buy-side segment allows us to facilitate the procurement of digital advertising inventory (ad space) on behalf of our clients, as well as offer a comprehensive suite of end-to-end media solutions. We specialize in tailoring strategies that enhance visibility, engage target audiences, and drive quantifiable key performance indicators and tangible business outcomes.
The landscape of advertising is rapidly evolving, with digital channels gaining prominence over traditional advertising placements. Our buy-side platform is equipped with cutting-edge technology for first-party data management, media procurement, campaign execution, and analytics. This technological foundation empowers our clients to achieve enhanced ROI across a diverse range of digital media channels. Our platform interfaces with prominent programmatic DSPs, social media networks, and search engines, granting us the ability to harness customer insights across multiple channels. This cross-channel approach optimizes campaign performance and ROI for our clients. By adopting a platform-agnostic stance, our buy-side division offers extensive market access, enabling clients to purchase advertisements seamlessly across various mediums such as desktop, mobile, connected TV, streaming audio, social media, and digital billboards.
A distinctive feature of our technology is its visibility across inventory, facilitating the creation of customized audience segments at scale. Based on client objectives and selected advertising channels, our buy-side platform offers forecasting and in-depth market insights. These tools empower our clients to enhance their return on advertising spend across channels. Our buy-side segment primarily caters to small-to-mid-sized businesses, empowering them to leverage advanced advertising technology for targeted engagement. Our technology allows for direct, one-on-one interactions with potential customers, tailored to local markets, media devices, and footprints. Leveraging data analytics, we assess potential buyers’ decision-making processes and optimize campaign strategies accordingly.
We understand that small and mid-sized businesses often operate within constrained marketing budgets and localized footprints. Our objective is to deliver precise, ROI-focused advertising solutions that offer measurable campaign success. We serve the needs of over 215 small and mid-sized clients through our buy-side segment. Our buy-side leverages leading DSPs and advertising channels such as The Trade Desk, Xandr, Google DV360, Basis, Beeswax, Meta, among others. This collaboration empowers us to drive increased advertising ROI and reduce customer acquisition costs for our clients. Through effective marketing strategies tailored to local markets, we aim to level the playing field for our buy-side customers, allowing them to compete effectively with larger advertisers. We believe our competitive advantage lies in our data-driven technology, enabling us to offer front-end, buy-side planning for small-to-mid-sized clients. Coupled with our access to multiple DSPs and advertising channels, we strive to deliver superior ROI.
Throughout this Registration Statement, we use the terms “client” and “customer” interchangeably to refer to the businesses we serve.
Our Structure
In connection with our initial public offering, we effected a series of transactions whereby Direct Digital Holdings, Inc. became (i) the sole managing member of DDH LLC, (ii) the holder of 100% of the voting interests of DDH LLC and (iii) the holder of 19.7% of the economic interests of DDH LLC, commonly referred to as an “Up-C” structure, which is often used by partnership and limited liability companies and allows DDH, DDM, a Delaware limited liability company indirectly owned by Mark Walker, our chairman and chief executive officer, and Keith Smith, our president, to retain its equity ownership in DDH LLC and to continue to realize tax benefits associated with owning interests in an entity that is treated as a partnership, or “passthrough” entity, for U.S. federal income tax purposes. DDM holds LLC Units in DDH LLC and noneconomic voting equity interests in the form of the Class B common stock, par value $0.001 per share (the “Class B Common Stock”) in Direct Digital Holdings. One of the tax

benefits to DDM associated with this structure is that future taxable income of DDH LLC that is allocated to DDM will be taxed on a pass-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, DDM may, from time to time, redeem or exchange its LLC Units for shares of our Class A Common Stock on a one-for-one basis. The Up-C structure also provides DDM with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. If we ever generate sufficient taxable income to utilize the tax benefits, Digital Direct Holdings expects to benefit from the Up-C structure because, in general, we expect cash tax savings in amounts equal to 15% of certain tax benefits arising from such redemptions or exchanges of DDM’s LLC Units for Class A Common Stock or cash and certain other tax benefits covered by a tax receivables agreement among Direct Digital Holdings, DDH LLC and DDM.
The Purchase Agreement with New Circle
On October 18, 2024, we entered into the Purchase Agreement with New Circle pursuant to which New Circle has agreed to purchase from us up to an aggregate of $20 million of our Class A Common Stock (subject to certain limitations) from time to time over the term of the Purchase Agreement. Also, on October 18, 2024, we entered into a registration rights agreement with New Circle (the “Registration Rights Agreement”). Pursuant to our obligations under the Registration Rights Agreement, we have filed with the Securities and Exchange Commission (the “SEC”) the registration statement that includes this prospectus to register the resale under the Securities Act of 1933, as amended (the “Securities Act”), of the shares of Class A Common Stock that have been or may be issued to New Circle under the Purchase Agreement.
This prospectus covers the resale by the selling stockholder of 2,932,113 shares of our Class A Common Stock, comprised of: (i) shares having a value in aggregate of $150,000 (the “Commitment Shares”) upon the effectiveness of the registration statement of which this Prospectus forms a part, which, in our sole discretion, we may issue as partial consideration in lieu of a cash payment for New Circle’s commitment to purchase shares of Class A Common Stock under the Purchase Agreement and (ii) the remaining shares we may issue and sell to New Circle in the future under the Purchase Agreement, if and when we sell shares to New Circle under the Purchase Agreement.
We do not have the right to commence any sales of our Class A Common Stock to New Circle under the Purchase Agreement until all of the conditions set forth in the Purchase Agreement have been satisfied, including that the SEC has declared effective the registration statement that includes this prospectus registering the resale of the shares being issued and sold to New Circle (the “Commencement”). Thereafter, we may, from time to time and at our sole discretion for a period of 36 months, on any business day that we select (so long as the time of delivery of such purchase notice is delivered in accordance with the Purchase Agreement), direct New Circle to purchase up to the lesser of: (i) the number of shares equal to 100% of the average daily trading volume of the Common Stock during the five trading days immediately preceding the delivery of the purchase notice and (ii) 100,000 shares; provided, that New Circle may, in its sole discretion, agree to waive such provision and agree to purchase shares in excess of such amounts in connection with a particular purchase notice.
We will control the timing and amount of any sales of our Class A Common Stock to New Circle, but not the timing and amount of any subsequent resales by the selling stockholder. The purchase price of the shares that may be sold to New Circle in regular purchases under the Purchase Agreement will be based on an agreed upon fixed discount to the market price of our Class A Common Stock as computed under the Purchase Agreement. The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction occurring during the business days used to compute such price.
We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon five trading days’ notice. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition on us effecting or entering into variable rate transactions, subject to certain exemptions, for a period defined in the Purchase Agreement. New Circle may not assign or transfer its rights and obligations under the Purchase Agreement.
As of October 16, 2024, there were 3,799,901 shares of our Class A Common Stock outstanding, of which 3,217,223 shares were held by non-affiliates. Although the Purchase Agreement provides that we may sell up to an aggregate of $20 million of our Class A Common Stock to New Circle, only 2,932,113 shares of our Class A Common Stock are being offered under this prospectus, which represents the shares that we may issue to New Circle as the Commitment Shares under the Purchase Agreement in lieu of a cash payment and the shares that may be issued and sold to New Circle in the future under the Purchase Agreement, if and when we sell shares to New Circle under the Purchase Agreement. Depending on the market prices of our Class A Common Stock at the time we elect to issue and sell shares to New Circle under the Purchase Agreement, we may need to register the resale under the Securities Act of additional shares of our Class A Common Stock in order to receive aggregate gross proceeds equal to the $20 million total commitment available to us under the Purchase Agreement. If all of the 2,932,113 shares of our Class A Common Stock shares offered by New Circle under this prospectus were issued and outstanding as of the date hereof, such shares would represent approximately: (i) 43.6% of the total number of shares of our Class A Common Stock outstanding and approximately 47.7% of the total number of outstanding shares of Class A Common Stock held by non-affiliates and (ii) 16.7% of the total number of shares of all classes of our Common Stock outstanding, in each case as of the date hereof. If we elect to issue and sell more than the 2,932,113 shares offered under this prospectus to New Circle, which we have the right, but not the obligation, to do, we must first (i) register the resale under the Securities Act of any such additional shares, which could cause additional substantial dilution to our stockholders, and (ii) obtain stockholder approval to issue shares of Class A Common Stock in excess of the Exchange Cap under the Purchase Agreement. The number of shares ultimately offered for resale by New Circle is dependent upon the number of shares we sell to New Circle under the Purchase Agreement.
Under applicable rules of the Nasdaq Capital Market, in no event may the Company issue or sell to New Circle under the Purchase Agreement any shares of its Class A Common Stock to the extent the issuance of such shares of Class A Common Stock, when aggregated with all other shares of Class A Common Stock issued pursuant to the Purchase Agreement (including the Commitment Shares), would cause the aggregate number of shares of Class A Common Stock issued pursuant to the Purchase Agreement to exceed 19.99% of the shares of all classes of our Common Stock outstanding immediately prior to the execution of the Purchase Agreement, or 2,932,113 shares of Class A Common Stock (the “Exchange Cap”), unless and until the Company obtains stockholder approval to issue shares of Class A Common Stock in excess of the Exchange Cap or otherwise, and in accordance with applicable Nasdaq Capital Market listing rules. In any event, the Purchase Agreement specifically provides that the Company may not issue or sell any shares of its Class A Common Stock under the Purchase Agreement if such issuance or sale would breach any applicable Nasdaq Capital Market rules.
The Purchase Agreement also prohibits us from directing New Circle to purchase any shares of Class A Common Stock if those shares, when aggregated with all other shares of our Class A Common Stock then beneficially owned by New Circle and its affiliates, would result in New Circle and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the then total outstanding shares of our Class A Common Stock, as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder, which limitation we refer to as the “Beneficial Ownership Cap.” Notwithstanding the foregoing limitation, it would be possible for us to sell more than 4.99% of our outstanding shares of Class A Common Stock to New Circle on any given day if, during the course of such day, New Circle sold the shares of Class A Common Stock acquired by it such that it no longer owned 4.99% of our outstanding shares of Class A Common Stock and we submitted, and New Circle accepted, an additional purchase notice; provided that, in no event, would New Circle own more than 4.99% of our outstanding shares of Class A Common Stock at any one time.
Issuances of our Class A Common Stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of Class A Common Stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to New Circle.

Recent Developments
Nasdaq Rule Noncompliance
On April 17, 2024, May 21, 2024 and August 21, 2024, we received notices from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) regarding the Company’s failure to timely file its Annual Report on Form 10-K for the year ended December 31, 2023, its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 and its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (such reports, “Delinquent Filings”), respectively, with the SEC. The Company submitted a plan to Nasdaq to regain compliance with respect to the Delinquent Filings, and Nasdaq granted the Company an exception until October 14, 2024 to evidence compliance with the rule requiring filing of our periodic reports (the “Rule”). Neither the notices from Nasdaq nor the Company’s non-compliance with the Rule has an immediate effect on the listing or trading of the Company’s securities on Nasdaq, which currently continues to trade on The Nasdaq Capital Market under the symbol “DRCT.” On October 15, 2024, we filed all of the delinquent periodic reports with the SEC and on October 16, 2024, we received confirmation from the Staff of the Listing Qualifications Department (the “Staff”) of Nasdaq that we are in compliance with the Rule and that the matter has been closed.
On October 18, 2024, the Company received a new deficiency letter (the “Letter”) from the Staff notifying the Company that it was not in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq under Nasdaq Listing Rule 5550(b)(1). This rule requires companies listed on The Nasdaq Capital Market to maintain stockholders’ equity of at least $2.5 million (the “Stockholders’ Equity Requirement”). The Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2024 reported stockholders’ equity of negative $8.77 million. The Letter further noted that as of the letter date, the Company did not have a market value of listed securities of $35 million, or net income from continued operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, the alternative quantitative standards for continued listing on The Nasdaq Capital Market.
The Letter has no immediate effect on the Company’s continued listing on the Nasdaq Capital Market, subject to the Company’s compliance with the other continued listing requirements. In accordance with Nasdaq rules, the Company has been provided 45 calendar days, or until December 2, 2024, to submit a plan to regain compliance (the “Compliance Plan”). If the Compliance Plan is acceptable to the Staff, it may grant an extension of 180 calendar days from the date of the Letter. If the Staff does not accept the Compliance Plan, the Staff will provide written notification to the Company that the Compliance Plan has been rejected. At that time, the Company may appeal the Staff’s determination to a Nasdaq Hearings Panel.
The Company intends to submit a Compliance Plan on or before December 2, 2024. Further, the Company intends to take all reasonable measures available to regain compliance under the Nasdaq Listing Rules and remain listed on Nasdaq. However, there can be no assurance that Nasdaq will approve the Compliance Plan or that the Company will ultimately regain compliance with all applicable requirements for continued listing.
Relationship with Sell-Side Customer
On May 10, 2024, the Company was the subject of a defamatory article / blog post which the Company believes was part of a coordinated misinformation campaign. In connection with this post, one of the Company’s sell-side customers paused its connection to the Company while the allegations were investigated. This customer reconnected the Company on May 22, 2024 and sell-side volumes have resumed but not yet at the levels experienced prior to the pause in May 2024. The Company is actively working with its partners to achieve prior volume levels. On May 14, 2024, the Company filed a lawsuit against the author of the defamatory article and is vigorously pursuing its rights. The Company cannot make any predictions about the final outcome of this litigation matter or the timing thereof.
Company and Other Information
Our principal executive office is located at 1177 West Loop South, Suite 1310, Houston, Texas 77027. Our telephone number is (832) 402-1051.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may remain an emerging growth company until December 31, 2027, or until such earlier time as we have more than $1.235 billion in annual revenue, we become a “large accelerated filer” under SEC rules, or we issue more than $1 billion of non-convertible debt over a three-year period. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” For so long as we remain an emerging growth company, we are permitted and plan to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.
These exemptions include reduced disclosure obligations regarding executive compensation. In addition, as an emerging growth company, we are not required to conduct votes seeking approval, on an advisory basis, of the compensation of our named executive officers or the frequency with which such votes must be conducted. We may take advantage of some or all of these exemptions until such time as we are no longer an emerging growth company. We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates is less than $250 million. We may continue to be a smaller reporting company if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates was less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. For so long as we remain a smaller reporting company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not applicable to a smaller reporting company.
Available Information
Our main internet address is www.directdigitalholdings.com. Any information contained on, or that can be accessed through, our website is not incorporated by reference into, nor is it in any way part of this prospectus supplement and should not be relied upon in connection with making any decision with respect to an investment in our securities. We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain any of the documents filed by us with the SEC at no cost from the SEC’s website at www.sec.gov.

THE OFFERING

Issuer	Direct Digital Holdings, Inc.

Shares of Class A Common Stock Being Offered by the Selling Stockholder Pursuant to this Prospectus
2,932,113 shares consisting of:
•the Commitment Shares having a value in the aggregate of $150,000 that we may issue to New Circle in lieu of a cash payment upon the effectiveness of the registration statement of which this Prospectus forms a part; and
•the shares that we may sell and issue to New Circle from time to time under the Purchase Agreement.

Class A Common Stock Outstanding prior to the Commencement of Sales to New Circle(1)	3,799,901 shares of Class A Common Stock

Terms of the Offering	The Selling Stockholder will determine when and how it will sell the shares of Class A Common Stock offered in this prospectus, as described in the “Plan of Distribution.”

Use of Proceeds
We will not receive any proceeds from the sale of shares of our Class A Common Stock by New Circle pursuant to this prospectus. All proceeds from the sale of the shares of Class A Common Stock will be for the account of the selling stockholder. We may receive up to $20 million in aggregate gross proceeds under the Purchase Agreement from any sales of shares of our Class A Common Stock we make to New Circle pursuant to the Purchase Agreement after the Commencement. We intend to use any net proceeds that we receive under the Purchase Agreement to reduce our outstanding debt, if required by the Company’s debt agreements, and for general corporate purposes. It is possible that we will not issue any shares under the Purchase Agreement. See “Use of Proceeds” on page 25 of this prospectus for more information.

Risk Factors
An investment in our Class A Common Stock involves risks, and prospective investors should carefully consider the matters discussed under “Risk Factors” beginning on page 17 of this supplement and the reports we file with the SEC pursuant to the Exchange Act, incorporated by reference in this prospectus before making an investment in our Class A Common Stock.

Stock Exchange Listing	Our Class A Common Stock is listed and traded on the Nasdaq Capital Market under the symbol “DRCT”.
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(1)The number of shares of Class A Common Stock is based on 3,799,901 shares outstanding as of October 16, 2024, and excludes:
•173,859 shares of Class A Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $2.18 per share;
•258,744 shares of Class A Common Stock issuable upon the vesting of outstanding restricted stock units; and
•525,800 additional shares of Class A Common Stock reserved for future issuance under our 2022 Omnibus Incentive Plan.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of federal securities laws that are subject to certain risks, trends and uncertainties. We use words such as “could,” “would,” “may,” “might,” “will,” “expect,” “likely,” “believe,” “continue,” “anticipate,” “estimate,” “intend,” “plan,” “project” and other similar expressions to identify forward-looking statements, but not all forward-looking statements include these words. All of our forward-looking statements involve estimates and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the information described under the caption “Risk Factors” and elsewhere in this prospectus, including the documents that we incorporate by reference.
The forward-looking statements contained in this prospectus, including the documents that we incorporate by reference, are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond our control) and assumptions.
Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance expressed in or implied by the forward-looking statements. We believe these factors include, but are not limited to, the following:
•the restrictions and covenants imposed upon us by our credit facilities;
•the substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing;
•our ability to secure additional financing to meet our capital needs;
•ineligibility to file short-form registration statements on Form S-3, which may impair our ability to raise capital;
•failure to satisfy applicable listing standards of the Nasdaq Capital Market resulting in a potential delisting of our common stock;
•costs, risks and uncertainties related to the restatement of certain prior period financial statements;
•any significant fluctuations caused by our high customer concentration;
•risks related to non-payment by our clients;
•reputational and other harms caused by our failure to detect advertising fraud;
•operational and performance issues with our platform, whether real or perceived, including a failure to respond to technological changes or to upgrade our technology systems;
•restrictions on the use of third-party “cookies,” mobile device IDs or other tracking technologies, which could diminish our platform’s effectiveness;
•unfavorable publicity and negative public perception about our industry, particularly concerns regarding data privacy and security relating to our industry’s technology and practices, and any perceived failure to comply with laws and industry self-regulation;
•our failure to manage our growth effectively;
•the difficulty in identifying and integrating any future acquisitions or strategic investments;

•any changes or developments in legislative, judicial, regulatory or cultural environments related to information collection, use and processing;
•challenges related to our buy-side clients that are destination marketing organizations and that operate as public/private partnerships;
•any strain on our resources or diversion of our management’s attention as a result of being a public company;
•the intense competition of the digital advertising industry and our ability to effectively compete against current and future competitors;
•any significant inadvertent disclosure or breach of confidential and/or personal information we hold, or of the security of our or our customers’, suppliers’ or other partners’ computer systems;
•as a holding company, we depend on distributions from Direct Digital Holdings, LLC (“DDH LLC”) to pay our taxes, expenses (including payments under the Tax Receivable Agreement) and any amount of any dividends we may pay to the holders of our Class A Common Stock;
•the fact that DDH LLC is controlled by DDM, whose interest may differ from those of our public stockholders;
•any failure by us to maintain or implement effective internal controls or to detect fraud; and
•other factors and assumptions discussed in this prospectus under “Risk Factors,” and elsewhere in this prospectus or the documents that we incorporate by reference herein.
Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove to be incorrect, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law, we undertake no obligation to update any forward-looking statement contained in this prospectus to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances. New factors that could cause our business not to develop as we expect emerge from time to time, and it is not possible for us to predict all of them. Further, we cannot assess the impact of each currently known or new factor on our results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

RISK FACTORS
An investment in our Class A Common Stock involves a high degree of risk. Our business is influenced by many factors that are difficult to predict, involve uncertainties that may materially affect actual results and are often beyond our control. Before making an investment decision, you should carefully consider the risks described below, as well as the risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023 and in the other filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, which we have incorporated herein by reference. The impacts of the contingencies contemplated by these risks could materially adversely affect our business, financial condition or results of operations. The risks described in these documents are not the only ones we face, but those that we consider to be material. Additional risks not presently known to us or that we currently believe are immaterial may also significantly impair our business operations and financial condition. Please also read carefully the section titled “Cautionary Note Regarding Forward-Looking Statements,” where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus.
Risks Related to this Offering and Ownership of Our Common Stock
The sale or issuance of our Class A Common Stock to New Circle may cause dilution and the sale of the shares of Class A Common Stock acquired by New Circle, or the perception that such sales may occur, could cause the price of our Class A Common Stock to decrease.
On October 18, 2024, we entered into the Purchase Agreement with New Circle, pursuant to which (i) we may issue shares having an aggregate value of $150,000 to New Circle as the Commitment Shares, as partial consideration for New Circle’s commitment to purchase shares of Class A Common Stock under the Purchase Agreement in lieu of a cash payment, and (ii) New Circle has committed to purchase up to $20 million of our Class A Common Stock.
The shares of our Class A Common Stock that may be issued under the Purchase Agreement may be sold by us to New Circle at our discretion from time to time over a 36-month period commencing after the satisfaction of certain conditions set forth in the Purchase Agreement, including that the SEC has declared effective the registration statement that includes this prospectus (such date on which all of such conditions are satisfied, the “Commencement Date”). The purchase price for the shares that we may sell to New Circle under the Purchase Agreement will fluctuate based on the price of our Class A Common Stock. Depending on market liquidity at the time, sales of such shares may cause the trading price of our Class A Common Stock to decrease.
We have the right to control the timing and amount of any future sales of our shares to New Circle, subject to certain limitations set forth in the Purchase Agreement. Additional sales of our Class A Common Stock, if any, to New Circle will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to New Circle all, some or none of the additional shares of our Class A Common Stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell additional shares to New Circle, after New Circle has acquired the shares, New Circle may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to New Circle by us could result in substantial dilution to the interests of other holders of our Class A Common Stock. Additionally, the sale of a substantial number of shares of our Class A Common Stock to New Circle, or the anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.
Further, we are not restricted from issuing additional securities in the future (other than through a variable rate transaction, subject to certain exceptions), including shares of our Class A Common Stock, securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Common Stock or substantially similar securities. To the extent that we raise additional funds through the sale of equity or convertible debt securities, the issuance of such securities will result in dilution to our stockholders.

We may require additional financing to sustain our operations, without which we may not be able to continue operations, and the terms of subsequent financings may adversely impact our stockholders.
We may direct New Circle to purchase up to $20 million worth of shares of our Class A Common Stock under our agreement over a 36-month period pursuant to purchase notices that we deliver to New Circle under the Purchase Agreement. Unless otherwise waived by New Circle, the maximum number of shares that may be purchased pursuant to each purchase notice is equal to a number of shares up to the lesser of (i) the number of shares equal to 100% of the average daily trading volume of our Common Stock during the five trading days preceding the date of our purchase notice or (ii) 100,000 shares. Assuming a purchase price of $2.77 per share (the closing sale price of the Class A Common Stock on October 16, 2024) and the purchase by New Circle of all 2,932,113 shares being offered hereby, gross proceeds to us would only be $8.1 million.
The extent we rely on New Circle as a source of funding will depend on a number of factors including the prevailing market price of our Class A Common Stock and the extent to which we are able to secure financing from other sources. If obtaining sufficient financing from New Circle were to prove unavailable or prohibitively dilutive, we may need to secure another source of funding in order to satisfy our financing needs. Even if we sell all $20 million under the Purchase Agreement to New Circle, we may still need additional capital to finance our future working capital needs, and we may have to raise funds through the issuance of equity or debt securities. Depending on the type and the terms of any financing we pursue, stockholders’ rights and the value of their investment in our Class A Common Stock could be reduced. A financing could involve one or more types of securities including Class A Common Stock, convertible debt or warrants to acquire Class A Common Stock. These securities could be issued at or below the then prevailing market price for our Class A Common Stock. We currently have no authorized preferred stock. In addition, if we issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. If the issuance of new securities results in diminished rights to holders of our Class A Common Stock, the market price of our Class A Common Stock could be negatively impacted.
Should the financing we require to sustain our financing needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.
Our management will have broad discretion over the use of the net proceeds from our sale of shares of Class A Common Stock to New Circle, you may not agree with how we use the proceeds and the proceeds may not be invested successfully.
We will not receive any proceeds from the resale of shares of our Class A Common Stock by the selling stockholder. However, our management will have broad discretion as to the use of the net proceeds from our sale of shares of Class A Common Stock to New Circle, and we could use them for purposes other than those contemplated at the time of commencement of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of those net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used as you may deem to be appropriate. It is possible that, pending their use, we may invest those net proceeds in a manner that may not yield a favorable, or any, return for us. The manner in which our management uses such funds could have a material adverse effect on our business, financial condition, operating results and cash flows.
If we fail to satisfy applicable listing standards, including compliance with the rules requiring that our stockholders’ equity be at least $2.5 million, our common stock may be delisted from the Nasdaq Capital Market.
On October 18, 2024, we received the Letter from the Staff of Nasdaq notifying the Company that it was not in compliance with the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1). Nasdaq Listing Rule 5550(b)(1) requires companies listed on The Nasdaq Capital Market to maintain stockholders’ equity of at least $2.5 million. The Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2024 reported stockholders’ equity of negative $8.77 million. The Letter further noted that as of the letter date, the Company did not have a market value of listed securities of $35 million, or net income from continued operations of $500,000 in the most recently completed fiscal year or in two of the last three most recently completed fiscal years, the alternative quantitative standards for continued listing on The Nasdaq Capital Market.
Neither the notice from Nasdaq nor the Company’s non-compliance with the stockholders’ equity requirement has an immediate effect on the listing or trading of the Company’s securities on Nasdaq, which currently continues to trade on The Nasdaq Capital Market under the symbol “DRCT.”
There can be no assurances, however, that we will be successful in regaining compliance with the continued listing requirements and maintaining the listing of our common stock on the Nasdaq Capital Market. Delisting from the Nasdaq could adversely affect our ability to raise additional financing through the public or private sale of equity securities, would significantly affect the ability of investors to trade our securities and would negatively affect the value and liquidity of our common stock. Delisting could also have other negative results, including the potential loss of confidence by employees, the loss of institutional investor interest and fewer business development opportunities. If our common stock is delisted by the Nasdaq, the price of our common stock may decline and our common stock may be eligible to trade on the OTC Markets or other over-the-counter quotation system, where an investor may find it more difficult to dispose of their common stock or obtain accurate quotations as to the market value of our common stock. Further, if we are delisted, we would incur additional costs under requirements of state “blue sky” laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and the ability of our stockholders to sell our common stock in the secondary market.

THE NEW CIRCLE TRANSACTION
General
On October 18, 2024, we entered into the Purchase Agreement with New Circle, pursuant to which New Circle has agreed to purchase from us up to an aggregate of $20,000,000 of our Class A Common Stock (subject to certain limitations) from time to time over the term of the Purchase Agreement. Also on October 18, 2024, we entered into the Registration Rights agreement with New Circle. Pursuant to our obligations under the Registration Rights Agreement, we have filed with the SEC the registration statement that includes this prospectus to register the resale under the Securities Act of the shares of Class A Common Stock that have been or may be issued to New Circle under the Purchase Agreement. Terms used but not defined herein shall have the respective meaning ascribed to each such term in the Purchase Agreement.
This prospectus covers the resale by the selling stockholder of 2,932,113 shares of our Class A Common Stock, comprised of: (i) the Commitment Shares having an aggregate value of $150,000 that we may issue to New Circle as partial consideration for New Circle’s commitment to purchase shares of Class A Common Stock under the Purchase Agreement in lieu of a cash payment; and (ii) the shares we have reserved for issuance and sale and may issue and sell to New Circle in the future under the Purchase Agreement, if and when we sell shares to New Circle under the Purchase Agreement.
We do not have the right to commence any sales of our Class A Common Stock to New Circle under the Purchase Agreement until all of the conditions set forth in the Purchase Agreement have been satisfied, including that the SEC has declared effective the registration statement that includes this prospectus registering the resale of the shares that will be issued and sold to New Circle. Thereafter, we may, from time to time and at our sole discretion for a period of 36-months, on any business day that we select (so long as the time of delivery of such purchase notice is delivered in accordance with the Purchase Agreement), direct New Circle to purchase up to the lesser of (i) the number of shares equal to 100% of the average daily trading volume of our Common Stock during the five trading days preceding the date or our purchase notice or (ii) 100,000 shares; provided, that New Circle may, in its sole discretion, agree to waive such provision and agree to purchase shares in excess of such amounts in connection with a particular purchase notice.
We will control the timing and amount of any sales of our Class A Common Stock to New Circle. The purchase price of the shares that may be sold to New Circle in regular purchases under the Purchase Agreement will be based on an agreed upon fixed discount to the market price of our Class A Common Stock as computed under the Purchase Agreement. The purchase price per share will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute such price.
We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon five business days’ notice. There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition on us effecting or entering into variable rate transactions during the term of the Purchase Agreement, subject to certain exceptions.
As of October 16, 2024, there were 3,799,901 shares of our Class A Common Stock outstanding, of which 3,217,333 shares were held by non-affiliates. Although the Purchase Agreement provides that we may sell up to an aggregate of $20,000,000 of our Class A Common Stock to New Circle, only 2,932,113 shares of our Class A Common Stock are being offered under this prospectus, which represents the Commitment Shares that we will issue to New Circle under the Purchase Agreement and the shares which may be issued and sold to New Circle in the future under the Purchase Agreement, if and when we sell shares to New Circle under the Purchase Agreement. Depending on the market prices of our Class A Common Stock at the time we elect to issue and sell shares to New Circle under the Purchase Agreement, we may need to register the resale under the Securities Act of additional shares of our Class A Common Stock in order to receive aggregate gross proceeds equal to the $20,000,000 total commitment available to us under the Purchase Agreement. If all of the 2,932,113 shares offered by New Circle under this prospectus were issued and outstanding as of the date hereof, such shares would represent approximately

(i) 43.55% of the total number of shares of our Class A Common Stock outstanding and approximately 47.68% of the total number of outstanding shares of Class A Common Stock held by non-affiliates and (ii) 16.7% of the total number of shares of all classes of our Common Stock outstanding, in each case as of the date hereof. If we elect to issue and sell more than the 2,932,113 shares offered under this prospectus to New Circle, which we have the right, but not the obligation, to do, we must first (i) register the resale under the Securities Act of any such additional shares, which could cause additional substantial dilution to our stockholders, and (ii) obtain stockholder approval to issue shares of Class A Common Stock in excess of the Exchange Cap under the Purchase Agreement in accordance with Nasdaq Capital Market rules. The number of shares ultimately offered for resale by New Circle is dependent upon the number of shares we sell to New Circle under the Purchase Agreement.
Under applicable rules of Nasdaq Capital Market, in no event may the Company issue or sell to New Circle under the Purchase Agreement any shares of its Class A Common Stock to the extent the issuance of such shares of Class A Common Stock, when aggregated with all other shares of Class A Common Stock issued pursuant to the Purchase Agreement (including the Commitment Shares), would cause the aggregate number of shares of Class A Common Stock issued pursuant to the Purchase Agreement to exceed the Exchange Cap, or 2,932,113 shares of Class A Common Stock, unless and until the Company obtains stockholder approval to issue shares of Class A Common stock in excess of the Exchange Cap or otherwise, and in accordance with applicable Nasdaq Capital Market listing rules. The Purchase Agreement specifically provides that the Company may not issue or sell any shares of its Class A Common Stock under the Purchase Agreement if such issuance or sale would breach any applicable Nasdaq Capital Market.
The Purchase Agreement also prohibits us from directing New Circle to purchase any shares of Class A Common Stock if those shares, when aggregated with all other shares of our Class A Common Stock then beneficially owned by New Circle and its affiliates, would result in New Circle and its affiliates having beneficial ownership, at any single point in time, of more than 4.99% of the then total outstanding shares of our Class A Common Stock, as calculated pursuant to the Exchange Act and Rule 13d-3 thereunder.
Issuances of our Class A Common Stock in this offering will not affect the rights or privileges of our existing stockholders, except that the economic and voting interests of each of our existing stockholders will be diluted as a result of any such issuance. Although the number of shares of Class A Common Stock that our existing stockholders own will not decrease, the shares owned by our existing stockholders will represent a smaller percentage of our total outstanding shares after any such issuance to New Circle. As consideration for New Circle’s irrevocable commitment to purchase shares of the Company’s Class A Common Stock under the Purchase Agreement, the Company paid New Circle a structuring fee of $15,000 and a legal fee of $15,000, and agreed to issue the Commitment Shares.
Purchase of Shares Under the Purchase Agreement
Under the Purchase Agreement, upon Commencement, on any business day that we select (the “Purchase Date”), we may direct New Circle to purchase up to the lesser of (i) the number of shares equal to 100% of the average daily trading volume of our Common Stock during the five trading days preceding the date or our purchase notice or (ii) 100,000 shares. This limit (i) may be waived by New Circle in connection with any particular purchase notice, and (ii) is subject to proportionate adjustment in the event of a reorganization, recapitalization, non-cash dividend, stock split or other similar transaction.
The purchase price per share for each purchase will be, at our election:
•96% of the volume weighted average price per share of our Class A Common Stock during the period commencing (i) if we submitted the purchase notice prior to 9:00 a.m. Eastern Time on a trading day, the open of trading on such day, or (ii) if we submitted the purchase notice after 9:00 a.m. Eastern Time on a trading day, the opening of trading on the immediately succeeding trading day, and in each case, ending on 4:00 pm Eastern Time on such trading day; or
•97.5% of the lowest daily volume weighed average price per share of our Class A Common Stock during the three consecutive trading days commencing (i) if we submitted the purchase notice prior to 9:00 a.m. Eastern Time on a trading day, the open of trading on such day, or (ii) if we submitted the purchase notice after 9:00 a.m. Eastern Time on a trading day, the opening of trading on the immediately succeeding trading day.
Other than as described above, there are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our Class A Common Stock to New Circle.
Conditions to Commencement and Delivery of Purchase Notices
Our ability to deliver purchase notices to New Circle under the Purchase Agreement arises upon the occurrence of satisfying of applicable conditions specified in the Purchase Agreement at the time of delivery of such purchase notice, all of which are entirely outside of New Circle’s control, but each of which may be waived by New Circle in its sole discretion, including, among other things, the following:
•the accuracy in all material respects of our representations and warranties included in the Purchase Agreement;
•us having issued to New Circle the Commitment Shares or cash equivalent amount, as applicable;
•there being an effective registration statement pursuant to which New Circle is permitted to utilize the prospectus thereunder to resell all of the shares of the shares of Class A Common Stock pursuant to such purchase notice;
•the sale and issuance of such Common Stock being legally permitted by all laws and regulations to which we are subject;
•our board of directors shall have approved the transactions contemplated by the Purchase Agreement and such approval has not been amended, rescinded or modified and remains in full force and effect as of each purchase notice;
•no Material Outside Event (as such term is defined in the Purchase Agreement) shall have occurred and be continuing;
•us having performed, satisfied, and complied in all material respects with all covenants, agreements, and conditions required by the Purchase Agreement to be performed, satisfied, or complied with by us;
•no statute, rule, regulation, executive order, decree, ruling, or injunction having been enacted, entered, promulgated, or endorsed by any court or governmental authority of competent jurisdiction that prohibits or directly, materially, and adversely affects any of the transactions contemplated by the Purchase Agreement;
•trading in our Class A Common Stock shall not have been suspended by the SEC, the Nasdaq Stock Market or FINRA and us having not received any final notice that our listing will be terminated on a certain date; and
•there being a sufficient number of authorized but unissued and otherwise unreserved shares of Common Stock for the issuance of all of the shares of Common Stock pursuant to such Purchase Notice.
Our Termination Rights
We have the unconditional right, at any time, for any reason and without any payment or liability to us, to give notice to New Circle to terminate the Purchase Agreement upon five trading days’ notice.
No Short-Selling or Hedging by New Circle
New Circle has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling of our Class A Common Stock during any time prior to the termination of the Purchase Agreement; provided, however, that New Circle may sell a number of shares of the Company’s Class A Common Stock equal to the number of shares that it is unconditionally obligated to purchase under a pending purchase notice, but has not yet received from the Company.

Prohibitions on Variable Rate Transactions
From and after the date of the Purchase Agreement until the termination of the Purchase Agreement, subject to exceptions provided in the Purchase Agreement, we are prohibited from effecting or entering into an agreement to effect any Variable Rate Transaction (as defined in the Purchase Agreement), which generally includes any transaction in which the Company issues or sells equity securities that are convertible into, exchangeable or exercisable for or include the right to receive additional shares of Class A Common Stock (i) at a conversion price, exercise price or exchange rate that is based upon and/or varies with trading prices or quotations for our Class A Common Stock or (ii) with a conversion, exercise or exchange price that is subject to being reset at a future date or upon the occurrence of a specified contingency. Also prohibited as Variable Rate Transactions are the entry into any other equity line of credit or other continuous offering of shares, subject to certain exceptions.
Effect of Performance of the Purchase Agreement on Our Stockholders
All 2,932,113 shares being offered by this prospectus that will be issued as Commitment Shares and may be issued or sold by us to New Circle under the Purchase Agreement are expected to be freely tradable. It is anticipated that the resale of the shares being registered in this offering, excluding the Commitment Shares, will be sold to New Circle over a period of up to 36-months commencing on the Commencement Date. The resale by New Circle of a significant amount of shares registered in this offering, at any given time during the pendency of this offering, could cause the market price of our Class A Common Stock to decline and to be volatile. Sales of our Class A Common Stock to New Circle, if any, will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to New Circle all, some or none of the shares of our Class A Common Stock that may be available for us to sell pursuant to the Purchase Agreement. If and when we do sell shares to New Circle, after New Circle has acquired the shares, New Circle may resell all, some or none of those shares at any time or from time to time in its discretion. Therefore, sales to New Circle by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our Class A Common Stock. In addition, if we sell a substantial number of shares to New Circle under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with New Circle may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales. However, we have the right to control the timing and amount of any additional sales of our shares to New Circle and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.
Pursuant to the terms of the Purchase Agreement, we have the right, but not the obligation, to direct New Circle to purchase up to $20,000,000 of our Class A Common Stock. Depending on the price per share at which we sell our Class A Common Stock to New Circle pursuant to the Purchase Agreement, we may need to sell to New Circle under the Purchase Agreement more shares of our Class A Common Stock than are offered under this prospectus in order to receive aggregate gross proceeds equal to the $20,000,000 total commitment available to us under the Purchase Agreement. If we choose to do so, in addition to obtaining stockholder approval to issue shares of Class A Common Stock in excess of the Exchange Cap under the Purchase Agreement in accordance with Nasdaq rules, we must first register the resale of such additional shares of our Class A Common Stock under the Securities Act, which could cause additional substantial dilution to our stockholders. The number of shares ultimately offered for resale by New Circle under this prospectus is dependent upon the number of shares we direct New Circle to purchase under the Purchase Agreement.
The Purchase Agreement prohibits us from issuing or selling to New Circle under the Purchase Agreement (i) shares of our Class A Common Stock in excess of the Exchange Cap, unless we obtain stockholder approval to issue shares in excess of the Exchange Cap, and (ii) any shares of our Class A Common Stock if those shares, when aggregated with all other shares of our Class A Common Stock then beneficially owned by New Circle and its affiliates, would exceed the Beneficial Ownership Cap. We would seek stockholder approval before issuing shares in excess of the Exchange Cap.

The following table sets forth the amount of gross proceeds we would receive from New Circle from our sale of shares to New Circle under the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share	Number of Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to New Circle(2)	Proceeds from the Sale of Shares to New Circle Under the Purchase Agreement(1)
$0.77	2,932,113	16.7%	$2,257,727
$1.77	2,932,113	16.7%	$5,189,840
$2.77(3)	2,932,113	16.7%	$8,121,953
$3.77	2,932,113	16.7%	$11,054,066
$4.77	2,932,113	16.7%	$13,986,179
$5.77	2,932,113	16.7%	$16,918,292
__________________
(1)Although the Purchase Agreement provides that we may sell up to $20,000,000 of our Class A Common Stock to New Circle, we are only registering the offering of 2,932,113 shares under this prospectus, which is equal to the Exchange Cap, and includes the shares we may issue to New Circle as Commitment Shares in lieu of a cash payment, which may or may not cover all the shares we ultimately sell to New Circle under the Purchase Agreement, depending on the purchase price per share. We would seek stockholder approval before issuing more than 2,932,113 shares to New Circle. The number of shares to be issued as set forth in this column (i) gives effect to the Exchange Cap and (ii) is without regard for the Beneficial Ownership Cap.
(2)The denominator is based on 3,799,901 shares of Class A Common Stock and 10,868,000 shares of Class B Common Stock, each outstanding as of October 16, 2024, adjusted to include the number of shares set forth in the column titled “Number of Shares to be Issued if Full Purchase,” which we would have sold to New Circle, assuming the purchase price in the adjacent column. The numerator is based on the number of shares issuable under the Purchase Agreement, set forth in the column titled “Number of Shares to be Issued if Full Purchase,” at the corresponding assumed purchase price set forth in the adjacent column. The table does not give effect to the prohibition contained in the Purchase Agreement that prevents us from selling and issuing to New Circle shares such that, after giving effect to such sale and issuance, New Circle and its affiliates would beneficially own more than 4.99% of the then outstanding shares of our Class A Common Stock.
(3)The closing sale price of our shares on October 16, 2024.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our Class A Common Stock. We currently anticipate that we will retain all future earnings for the operation of our business and we do not currently intend to pay any cash dividends on our Class A Common Stock in the foreseeable future.

USE OF PROCEEDS
This prospectus relates to shares of our Class A Common Stock that may be offered and sold for resale from time to time by New Circle. All proceeds from the resale of the shares of Class A Common Stock will be for the account of New Circle. We will not receive any proceeds from any such sales.
We may receive up to $20 million aggregate gross proceeds (subject to certain limitations) under the Purchase Agreement from any sales we make to New Circle pursuant to the Purchase Agreement after the date of this prospectus. We estimate that the net proceeds to us from the sale of our Class A Common Stock to New Circle pursuant to the Purchase Agreement would be up to approximately $7.5 million over an approximately 36-month period, assuming that we sell the full amount of our Class A Common Stock that we have the right, but not the obligation, to sell to New Circle under the Purchase Agreement, and after other estimated fees and expenses. The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of our Class A Common Stock to New Circle after the date of this prospectus. See “Plan of Distribution” elsewhere in this prospectus for more information.
We intend to use any net proceeds that we received under the Purchase Agreement to reduce outstanding debt, if required by the Company’s debt agreements, and for general corporate purposes, which may include making additions to our working capital. It is possible that no shares will be issued under the Purchase Agreement.
New Circle will pay any underwriting commissions and discounts, and expenses incurred by them in connection with any sale of their shares of Class A Common Stock. We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including, without limitation, all registration and filing fees, securities or blue-sky law compliance fees, Nasdaq listing fees and expenses of our counsel and our independent registered public accounting firm.

DETERMINATION OF OFFERING PRICE
We cannot currently determine the price or prices at which the shares of Common Stock may be sold by the selling stockholder under this prospectus. See “Plan of Distribution.”
THE SELLING STOCKHOLDER
This prospectus relates to the possible resale by the selling stockholder, New Circle, of shares of our Class A Common Stock that may be issued to New Circle pursuant to the Purchase Agreement. We are filing the registration statement of which this prospectus forms a part pursuant to the provisions of the Registration Rights Agreement, which we entered into with New Circle on October 18, 2024, concurrently with our execution of the Purchase Agreement, in which we agreed to provide certain registration rights with respect to sales by New Circle of the shares of our Class A Common Stock that may be issued to New Circle under the Purchase Agreement.
New Circle, as the selling stockholder, may, from time to time, offer and sell pursuant to this prospectus any or all of the shares that we may issue to New Circle from time to time at our discretion under the Purchase Agreement. The “selling stockholder” may sell some, all or none of its shares. We do not know how long the selling stockholder will hold the shares before selling them, and we currently have no agreements, arrangements or understandings with the selling stockholder regarding the sale of any of the shares.
The following table presents information regarding the selling stockholder and the shares that it may offer and sell from time to time under this prospectus. The table is prepared based on information supplied to us by the selling stockholder, and reflects its holdings as of October 16, 2024. Neither New Circle nor any of its affiliates has held a position or office, or had any other material relationship, with us or any of our predecessors or affiliates. Beneficial ownership is determined in accordance with Section 13(d) of the Exchange Act and Rule 13d-3 thereunder. The percentage of shares beneficially owned prior to the offering is based on 3,799,901 shares of our Class A Common Stock and 10,868,000 shares of our Class B Common Stock, each outstanding as of October 16, 2024.

	Shares of All Classes of Common Stock Beneficially Owned Prior to Offering		Number of Shares	Shares of All Classes of Common Stock Beneficially Owned After Offering(1)
Name	Number	%	Being Offered	Number		%
New Circle Principal Investments LLC(2)	0	–	2,932,113	0	(1)	0%
__________________
(1)Assumes the sale of all shares of Class A Common Stock being offered by this prospectus, although the selling stockholder is under no obligation known to us to sell any shares of Class A Common Stock at this time.
(2)New Circle Principal Investments LLC (“New Circle”) is a wholly owned subsidiary of New Circle Capital LLC, the sole member of New Circle. Osman Ahmed and Walter Arnold are the Managing Members of New Circle Capital LLC. All investment decisions for New Circle Capital LLC are made by Messrs. Ahmed and Arnold. As such, each of New Circle, New Circle Capital LLC, and Messrs. Ahmed and Arnold may be deemed to have beneficial ownership of the securities directly held by New Circle. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein. The address of each of New Circle and New Circle Capital LLC 250 Park Avenue, Floor 7, New York, NY 10177.

PLAN OF DISTRIBUTION
The Class A Common Stock offered by this prospectus is being offered by the selling stockholder, New Circle. The Class A Common Stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Class A Common Stock offered by this prospectus could be effected in one or more of the following methods:
•ordinary brokers’ transactions;
•transactions involving cross or block trades;
•through brokers, dealers, or underwriters who may act solely as agents;
•“at the market” into an existing market for the Class A Common Stock;
•in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
•in privately negotiated transactions; or
•any combination of the foregoing.
In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.
New Circle is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.
New Circle has informed us that it intends to use an unaffiliated broker-dealer to effectuate all sales, if any, of the Class A Common Stock that it may purchase from us pursuant to the Purchase Agreement. Such sales will be made at prices and at terms then prevailing or at prices related to the then current market price. Such unaffiliated broker-dealer may be deemed an underwriter within the meaning of Section 2(a)(11) of the Securities Act. New Circle has informed us that such broker-dealer will receive commissions from New Circle that will not exceed customary brokerage commissions.
Brokers, dealers, underwriters or agents participating in the distribution of the shares offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the Class A Common Stock sold by New Circle through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of Class A Common Stock sold by New Circle may be less than or in excess of customary commissions. Neither we nor New Circle can presently estimate the amount of compensation that any agent will receive from any purchasers of Class A Common Stock sold by New Circle.
We know of no existing arrangements between New Circle or any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares offered by this prospectus.
We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the selling stockholder, including the names of any brokers, dealers, underwriters or agents participating in the distribution of such shares by the selling stockholder, any compensation paid by New Circle to any such brokers, dealers, underwriters or agents, and any other required information.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the shares covered by this prospectus by New Circle. We have agreed to indemnify New Circle and certain other persons against certain liabilities in connection with the offering of shares of Class A Common Stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. New Circle has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by New Circle specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.
New Circle has represented to us that at no time prior to the date of the Purchase Agreement has New Circle or its agents, representatives or affiliates engaged in or effected, in any manner whatsoever, directly or indirectly, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our Class A Common Stock or any hedging transaction, which establishes a net short position with respect to our Class A Common Stock; provided, however, that New Circle may sell a number of shares of the Company’s common stock equal to the number of shares that it is unconditionally obligated to purchase under a pending purchase notice, but has not yet received from the Company. New Circle agreed that during the term of the Purchase Agreement, it, its agents, representatives or affiliates will not enter into or effect, directly or indirectly, any of the foregoing transactions.
We have advised New Circle that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the securities offered by this prospectus.
This offering will terminate on the date that all shares offered by this prospectus have been sold by New Circle.
Our Class A Common Stock is traded on the Nasdaq Capital Market under the symbol “DRCT.”

DESCRIPTION OF CAPITAL STOCK
When used herein, the terms “Company,” “Direct Digital,” “Direct Digital Holdings,” “DDH,” “we,” “us” and “our” refer to Direct Digital Holdings, Inc.
Common Stock
We are authorized to issue 160,000,000 shares of Class A Common Stock, 20,000,000 shares of Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.001 per share.
Class A Common Stock
Voting Rights
Holders of our Class A Common Stock are entitled to cast one vote per share. Holders of our Class A Common Stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of Class A Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class A Common Stock and Class B Common Stock, voting together as a single class.
Dividend Rights
Any dividend or distribution paid or payable to the holders of shares of Class A Common Stock shall be paid pro rata, on an equal priority, pari passu basis; provided, however, that if a dividend or distribution is paid in the form of Class A Common Stock (or rights to acquire shares of Class A Common Stock), then the holders of the Class A Common Stock shall receive Class A Common Stock (or rights to acquire shares of Class A Common Stock).
Liquidation Rights
In the event of our liquidation, dissolution or winding-up, upon the completion of the distributions required with respect to any series of redeemable convertible preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A Common Stock, unless different treatment is approved by the majority of the voting power of the outstanding shares of Class A Common Stock and Class B Common Stock.
Other Matters
No shares of Class A Common Stock are subject to redemption or have preemptive rights to purchase additional shares of Class A Common Stock. Holders of shares of our Class A Common Stock do not have subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A Common Stock.
Class B Common Stock
Issuance of Class B Common Stock with LLC Units
Shares of Class B Common Stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of LLC Units held by DDM LLC and the number of shares of Class B Common Stock issued to DDM LLC. Shares of Class B Common Stock are transferable only together with an equal number of LLC Units. Shares of Class B Common Stock will be cancelled on a one-for-one basis if we, at the election of DDM LLC, redeem or exchange their LLC Units pursuant to the terms of the Amended and Restated Limited Liability Agreement of DDH LLC, dated February 15, 2022, by and between us and DDM (the “DDH LLC Agreement”).

Voting Rights
Holders of Class B Common Stock are entitled to cast one vote per share, with the number of shares of Class B Common Stock held by DDM LLC being equivalent to the number of nonvoting LLC Units held by DDM LLC. Holders of our Class B Common Stock are not entitled to cumulate their votes in the election of directors. The voting power afforded to DDM LLC by its shares of Class B Common Stock will be automatically and correspondingly reduced as it redeems its LLC Units because an equal number of their shares of Class B Common Stock will be cancelled.
Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all Class A and Class B stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation must be approved by a majority of the combined voting power of all shares of Class A Common Stock and Class B Common Stock, voting together as a single class. There will be a separate vote of the Class B Common Stock in the following circumstances:
•if we amend, alter or repeal any provision of the certificate of incorporation or the bylaws in a manner that modifies the voting, conversion or other powers, preferences, or other special rights or privileges, or restrictions of the Class B Common Stock;
•if we reclassify any outstanding shares of Class A Common Stock into shares having rights as to dividends or liquidation that are senior to the Class B Common Stock or, in the case of Class A Common Stock, the right to more than one vote for each share thereof; or
•if we authorize any shares of preferred stock with rights as to dividends or liquidation that are senior to the Class B Common Stock or the right to more than one vote for each share thereof.
Dividend Rights
The shares of Class B Common Stock have no economic rights. Holders of shares of our Class B Common Stock do not have any rights to receive dividends.
Liquidation Rights
On our liquidation, dissolution or winding up, holders of Class B Common Stock will not be entitled to receive any distribution of our assets.
Transfers
Pursuant to the DDH LLC Agreement, each holder of Class B Common Stock agrees that:
•the holder will not transfer any shares of Class B Common Stock to any person unless the holder transfers an equal number of LLC Units to the same person; and
•in the event the holder transfers any LLC Units to any person, the holder will transfer an equal number of shares of Class B Common Stock to the same person.
Other Matters
No shares of Class B Common Stock have preemptive rights to purchase additional shares of Class B Common Stock. Holders of shares of our Class B Common Stock do not have subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class B Common Stock.
Preferred Stock
Our board of directors has the authority, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of “blank check” preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our Company and might adversely affect the market price of our Class A Common Stock and the voting and other rights of the holders of our Class A Common Stock. We have no current plan to issue any shares of preferred stock.
Unit Purchase Option
In connection with our initial public offering consummated in February 2022 (the “IPO”), we sold to the representatives of the underwriters a unit purchase option to purchase 5% of the total number of units sold in the IPO (including 5% of any securities sold upon the underwriters’ exercise of the over-allotment option). The unit purchase option has an exercise price equal to 120% of the price per unit in the IPO or, in the event of the purchase of an uneven number of shares of Class A Common Stock or warrants pursuant to the over-allotment option, at 120% of the IPO price per share or per warrant, as applicable, subject to standard anti-dilution adjustments for share splits and similar transactions. The unit purchase option became exercisable upon issuance at any time, and from time to time, in whole or in part, during the period commencing 180 days from the commencement of sales in the IPO, and expiring five years from the commencement of sales in the IPO. The unit purchase option is also exercisable on a cashless basis. The unit purchase option has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). Except as permitted by Rule 5110(e)(1), the underwriters (or permitted assignees under the Rule) were not permitted to sell, transfer, assign, pledge, or hypothecate the unit purchase option or the securities underlying the unit purchase option, nor will any of them engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the option or the underlying securities for a period of 180 days from the commencement of the IPO.
Anti-Takeover Provisions
Our certificate of incorporation and bylaws contain provisions that could delay or prevent a change in control of Direct Digital. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include certain provisions that:
•permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;
•provide that, after a removal for cause, vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
•prohibit cumulative voting in the election of directors;
•require the affirmative vote of the holders of 66 2/3% of the voting power of our outstanding common stock to amend certain provisions of our certificate of incorporation and bylaws;
•authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;
•restrict the forum for certain litigation against us to Delaware or federal courts;
•permit our board of directors to alter our bylaws without obtaining stockholder approval; and
•establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law (the “DGCL”). These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time without the approval of our board of directors. In addition, our credit facility includes, and other debt instruments we may enter into in the future may include, provisions entitling the lenders to demand immediate repayment of all borrowings upon the occurrence of certain change of control events relating to us, which also could discourage, delay or prevent a business combination transaction.

LEGAL MATTERS
Troutman Pepper Hamilton Sanders LLP, Charlotte, North Carolina, will pass upon the validity of the securities being offered by this prospectus.
EXPERTS
The financial statements of Direct Digital Holdings, Inc. as of December 31, 2022, the related consolidated statements of operations, changes in stockholders’ / members’ equity (deficit) and cash flows for the year ended December 31, 2022 and the related notes incorporated by reference herein have been audited by Marcum LLP, our prior independent registered public accounting firm, as set forth in its report thereon incorporated by reference herein, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Direct Digital Holdings, Inc. as of December 31, 2023 and for the year then ended incorporated by reference in this prospectus and in the registration statement have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly, and current reports, proxy statements, and other information with the SEC. We have also filed a registration statement on Form S-1, including exhibits, under the Securities Act with respect to the securities offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits filed with the registration statement. For further information about us and the securities offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Our SEC filings are available to the public on the internet at a website maintained by the SEC located at http://www.sec.gov. Those filings are also available to the public on, or accessible through, our website under the heading “Investors” at www.directdigitalholdings.com. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC prior to the date of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we filed with the SEC:
•our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on October 15, 2024 (the “2023 Form 10-K”);
•our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024 and June 30, 2024, each filed with the SEC on October 15, 2024;
•our Current Reports on Form 8-K filed with the SEC on April 23, 2024, May 24, 2024, June 10, 2024, July 23, 2024, August 27, 2024, October 15, 2024, October 16, 2024, October 21, 2024 and October 25, 2024; and
•the description of our common stock contained in Exhibit 4.2 to the 2023 Form 10-K, including any amendments or reports filed for the purposes of updating this description.
Notwithstanding the statements in the preceding paragraphs, no document, report or exhibit (or portion of any of the foregoing) or any other information that we have “furnished” to the SEC pursuant to the Exchange Act shall be incorporated by reference into this prospectus.
We also incorporate by reference any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including those made (i) on or after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to effectiveness of such registration statement, and (ii) on or after the date of this prospectus but prior to the termination of the offering (i.e., until the earlier of the date on which all of the securities registered hereunder have been sold or the registration statement of which this prospectus forms a part has been withdrawn). Information in such future filings updates and supplements the information provided in this prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document we previously filed with the SEC that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.
We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to Direct Digital Holdings, Inc., Attn: Investor Relations, 1177 West Loop South, Suite 1310, Houston, Texas 77027, or by calling (832) 402-1051.
You also may access these filings on our website at www.directdigitalholdings.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus). You may also access these filings at the SEC’s website at www.sec.gov.
Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement.

2,932,113 Shares of Class A Common Stock
PROSPECTUS
November 4, 2024